November 16, 2020

Via E-mail

Kathleen Collins, Accounting Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-1090

Re:	Rideshare Rental, Inc. (formerly YayYo, Inc.)-File No. 001-39132

Dear Ms. Collins:

We are outside counsel to Rideshare Rental, Inc., formerly YayYo, Inc. (“Rideshare Rental” or the “Company”), and are writing to you on the Company’s behalf. We are in receipt of the comment letter forwarded by the Division of Corporation Finance (the “Staff”) to Rideshare Rental, dated November 5, 2020, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on March 31, 2020. This correspondence is submitted as the requested response to the comments included in your letter.

Comment One

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 51

You state management conducted an evaluation on “this quarterly report on Form 10-Q” and concluded that your disclosure controls and procedures were not effective at “September 20, 2019” due to a material weakness. However, under “Changes in Internal Controls over Financial Reporting” (ICFR) you disclose that an evaluation was carried out at December 31, 2019 and management concluded disclosure controls and procedure were effective. Please amend the filing to clearly disclose managements evaluation and assessment of disclosure controls and procedures as of December 31, 2019. To the extent management believes the disclosure controls and procedures were effective at December 31, 2019, please explain to us how you arrived at that conclusion in light of the existing material weaknesses. Your explanation should be comprehensive and address all of the components of the definition of disclosure controls and procedures. We refer you to Sections II.D and E of SEC Release 33-8238, in which the Commission recognizes that there is substantial overlap between ICFR and DCPs. Please include in your response, an explanation as to how you determined that the material weaknesses in your ICFR were not one of the components of ICFR that is also included in disclosure controls and procedures.

We respectfully acknowledge the Staff’s comment. The disclosure to which you refer in your comment was an uncorrected draft that was partially brought forward from a previous filing and was inadvertently not updated as intended by the Company, as evidenced by the reference to a quarterly report on Form 10-Q and the date, September 20, 2019 [sic], which also contains a typo.

The Company intended for the disclosure to state that its evaluation of its disclosure controls and procedures resulted in the identification of a material weakness and that therefore the controls and procedures in place during fiscal 2019 were not effective. We direct the Staff’s attention to the following disclosure included in Rideshare Rental’s quarterly report on Form 10-Q for the quarter ended September 30, 2020, filed on November 12, 2020:

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in rules and forms adopted by the SEC.

In accordance with Rule 13a-15(b) of the Exchange Act, as of the end of the period covered by this quarterly report on Form 10-Q, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to assess the effectiveness of our disclosure controls and procedures as of September 30, 2020. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure due to a material weakness.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We do not have sufficient segregation of duties within accounting functions, which is a basic internal control. Due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible. However, to the extent possible, the initiation of transactions, the custody of assets and the recording of transactions should be performed by separate individuals. Management evaluated the impact of our failure to have segregation of duties on our assessment of our disclosure controls and procedures and concluded that the control deficiency that resulted represented a material weakness.

To address this material weakness, management performed additional analyses and other procedures to ensure that the financial statements included herein fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As the foregoing indicates, the Company has a material weakness in its disclosure controls and procedures and this weakness was also in place during the previous fiscal year. Similar disclosure should have been included in the annual report on Form 10-K the Staff reviewed and it was an unintentional error that it was not. The Company’s most recent disclosure accurately reflects the current state of its controls and procedures and we anticipate that Rideshare Rental will also include this disclosure in its next periodic filing, which is the annual report on Form 10-K for fiscal 2020.

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On behalf of the Company, we express our regret for the error contained in the fiscal 2019 10-K. Given that the Company’s most recent disclosure on file provides a clear and accurate description of the current state of its controls and procedures, and its next 10-K should also reflect the same, we respectfully request that this response, which will be released upon completion of your review, serve to address the Staff’s comment and that the Staff not require an amendment to a filing that is nearly one year old.

Comment Two

Management’s Report on Internal Control over Financial Reporting, page 52

You state management determined that you maintained effective internal control over financial reporting at December 31, 2019. Considering a material weakness in internal controls was identified, revise the filing to clarify managements’ conclusions regarding the effectiveness of your internal controls over financial reporting as of December 31, 2019. In this regard, management may not conclude that your internal control over financial reporting is effective when an material weakness exists at the evaluation date. Refer to Item 308(a)(3) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and direct you to our response to your first comment for the substance of our response to this Comment Two. The statement to which you refer in your comment was also part of an uncorrected draft that should have been updated in the final version of the filing and inadvertently was not. We expect that the Company’s Management’s Report on Internal Control over Financial Reporting to be included in the fiscal 2020 10-K will state that its internal control over financial reporting as of the end of 2020 was not effective, as the Company does indeed have a material weakness in its disclosure controls and procedures.

If there are any questions I can answer about this response to your comment letter or about the Company generally, I can be reached at (203) 302-4084 or mrbarker@withersworldwide.com.

Very truly yours,

M. Ridgway Barker

cc:	Ramy El-Batrawi, Chief Executive Officer, Rideshare Rental, Inc.

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